Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated December 9, 2010	Registration Statement No. 333-171054
Supplementing the Preliminary
Prospectus Supplement dated December 9, 2010
(To Prospectus dated December 9, 2010)
HeartWare International, Inc.
3.50% Convertible Senior Notes due 2017
The information in this pricing term sheet relates only to HeartWare International, Inc.’s offering (the “Offering”) of its 3.50% Convertible Senior Notes due 2017 and should be read together with the preliminary prospectus supplement dated December 9, 2010 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated December 9, 2010, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-171054.

Issuer:	HeartWare International, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	HTWR / The NASDAQ Global Market (“NASDAQ”).

Securities Offered:	3.50% Convertible Senior Notes due 2017 (the “Notes”).

Aggregate Principal Amount Offered:	$125 million aggregate principal amount of Notes (or $143.75 million if the underwriters’ over-allotment option is exercised in full).

Maturity Date:	December 15, 2017, unless earlier repurchased or converted.

Interest Rate:	3.50% per annum, accruing from the Settlement Date.

Interest Payment Dates:	June 15 and December 15 of each year, beginning on June 15, 2011.

Public Offering Price:	100% of the principal amount of the Notes

NASDAQ Last Reported Sale Price on December 9, 2010:	$81.31 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 23% above the NASDAQ Last Reported Sale Price on December 9, 2010.

Initial Conversion Price:	$100.00 per share of the Issuer’s common stock.

Initial Conversion Rate:	10.0000 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

ASX Share Cap:	Notwithstanding anything to the contrary in the Preliminary Prospectus Supplement, as long as CHESS Depositary Interests representing the Issuer’s common stock are listed on Australian Securities Exchange (“ASX”), certain listing rules of the ASX limit the number of shares of common stock the Issuer may deliver upon conversion of each $1,000 principal amount of notes. The ASX listing rules, subject to certain exceptions, prohibit the Issuer from issuing or agreeing to issue securities in any 12 month period which amount to more than 15% of the Issuer’s issued capital without shareholder approval (the “share cap”). Accordingly, if the Issuer’s common stock is listed on ASX, in the event of an increase in the conversion rate beyond the share cap as a result of the conversion rate adjustments set forth in the Preliminary Prospectus Supplement or if the Issuer would otherwise be required to deliver a number of shares per $1,000 principal amount of notes in respect of any conversion date in excess of the share cap, the Issuer will, at its option, either obtain shareholder ratification for the issuance of the Notes and the common stock underlying the Notes prior to any conversion of Notes, in accordance with ASX listing rules, or, upon conversion of the Notes, deliver cash in lieu of any shares of the Issuer’s common stock otherwise deliverable in excess of the share cap based on (x) the daily VWAP on each trading day of the relevant observation period, in the case of combination settlement, or (y) the daily VWAP on the conversion date, in the case of physical settlement.

Concurrent Secondary Offering of Common Stock:

Concurrently with the Offering, a selling stockholder, Apple Tree Partners I, L.P., the Issuer’s largest shareholder, is making a public offering of 900,000 shares of the Issuer’s common stock (or 1,000,000 shares if the underwriters for such offering exercise their over-allotment option in full) at an offering price of $81.31 per share (the “Apple Tree Offering”). The Offering of Notes is not contingent upon the Apple Tree Offering, and the Apple Tree Offering is not contingent on the Offering of Notes.

Use of Proceeds:	The Issuer estimates that the proceeds from the Offering will be approximately $120.8 million (or approximately $139.0 million if the underwriters exercise their over-allotment option to purchase additional Notes in full), after deducting fees and estimated offering expenses.

The Issuer intends to use the net proceeds from the Offering for working capital and general corporate purposes, including, but not limited to, research and development, expansion of the Issuer’s manufacturing capabilities and/or licensing of or investment in complementary products, technologies or businesses. The Issuer will not receive any proceeds from the Apple Tree Offering.

Commissions and Discounts:
The underwriters have advised the Issuer that they propose to initially offer the Notes at the Public Offering Price, plus accrued interest, if any, from the Settlement Date, and to dealers at that price less a concession not in excess of 1.80% of the principal amount of the Notes.

The following table shows the Public Offering Price, underwriting discount and proceeds before expenses to the Issuer. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Note	Without option	With option
Public Offering Price (1)	$1,000	$125,000,000	$143,750,000
Underwriting discount	$30	$3,750,000	$4,312,500
Proceeds, before expenses, to HeartWare International, Inc.	$970	$121,250,000	$139,437,500

(1)	Plus accrued interest, if any, from December 15, 2010
The Issuer estimates that the total expenses of the Offering payable by the Issuer, not including the underwriting discount, will be approximately $475,000.

Trade Date:	December 10, 2010.

Settlement Date:	December 15, 2010.

CUSIP:	422368 AA8

ISIN:	US422368AA83

Sole Book-Running Manager:	J.P. Morgan.

Co-Managers:	Canaccord Genuity, Lazard Capital Markets and Wells Fargo Securities.

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares of the Issuer’s common stock to be added to the conversion rate per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” based on the stock price and effective date in such make-whole fundamental change:

	Stock Price
Effective Date	$81.31	$85.00	$90.00	$95.00	$100.00	$110.00	$120.00	$130.00	$140.00	$150.00	$175.00	$200.00	$250.00	$300.00	$350.00	$400.00	$450.00

December 15, 2010	2.2986	2.2002	2.0016	1.8301	1.6809	1.4351	1.2419	1.0868	0.9601	0.8549	0.6573	0.5203	0.3445	0.2379	0.1678	0.1191	0.0842
December 15, 2011	2.2986	2.2093	1.9963	1.8137	1.6560	1.3988	1.1995	1.0416	0.9141	0.8095	0.6162	0.4847	0.3190	0.2200	0.1550	0.1100	0.0777
December 15, 2012	2.2986	2.2117	1.9807	1.7843	1.6161	1.3451	1.1388	0.9781	0.8504	0.7473	0.5610	0.4377	0.2862	0.1972	0.1392	0.0989	0.0699
December 15, 2013	2.2986	2.2080	1.9529	1.7380	1.5559	1.2672	1.0521	0.8884	0.7614	0.6609	0.4853	0.3739	0.2422	0.1669	0.1180	0.0839	0.0593
December 15, 2014	2.2986	2.1757	1.8902	1.6526	1.4537	1.1448	0.9217	0.7574	0.6340	0.5395	0.3828	0.2897	0.1861	0.1288	0.0916	0.0654	0.0462
December 15, 2015	2.2986	2.0834	1.7586	1.4925	1.2738	0.9447	0.7183	0.5605	0.4487	0.3680	0.2461	0.1819	0.1169	0.0822	0.0592	0.0425	0.0299
December 15, 2016	2.2986	1.9104	1.5205	1.2092	0.9618	0.6122	0.3969	0.2654	0.1855	0.1366	0.0798	0.0584	0.0395	0.0286	0.0209	0.0151	0.0106
December 15, 2017	2.2986	1.7647	1.1111	0.5263	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices or the earlier and later effective dates based on a 365-day year, as applicable;

•	if the stock price is greater than $450.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•	if the stock price is less than $81.31 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 12.2986 per $1,000 principal amount of Notes, which as of the date hereof corresponds to a maximum aggregate number of shares of the Issuer’s common stock of 1,537,325 (or 1,767,923 shares if the underwriters exercise their over-allotment option in full) which may be issued on conversion of the Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the notes—Conversion rights—Conversion rate adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus dated December 9, 2010) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood NY 11717, Attention: Prospectus Department, or by calling 866-803-9204.
This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus dated December 9, 2010. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.